SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Gollog Completes 10 Years of Operations with Over
400,000  Tonnes Transported

Completely integrated with GOL’s operations, the cargo business division aims to reach 144 units and operate in up to three thousand cities in 2011

São Paulo, February 2, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, was one of the first airlines in the world to operate under a low cost platform and offer an  air cargo transport service. Ten years ago, its logistics unit, Gollog, issued its first AWB (air waybill), marking the beginning of a highly successful trajectory.

Gollog currently has almost 100 units, covers more than 2,000 municipalities in Brazil and is already among Brazil’s leading logistics operators. Based on speed, punctuality and security, Gollog’s logistics platform is integrated with the largest route network in Latin America, with over 900 daily flights, operated by 112 aircraft, in addition to a fleet of 360 vehicles.

Since it began operations on January 30, 2001, Gollog has carried more than 400,000 tonnes of cargo and issued more than 5.5 million AWBs. Its contribution to GOL’s revenue has increased substantially, with 3Q10 cargo revenue moving up 128% year-on-year.

Two years ago, Gollog also entered the express delivery market. With a comprehensive service portfolio, the segment already accounts for around 20% of the cargo division’s revenue. The products – Gollog VOO CERTO, Gollog EXPRESS, Gollog DEZ HORAS and Gollog DOC – were developed to meet growing demand for door-to-door deliveries, defined deadlines and differentiated optional services. “We have invested a great deal in our express products and services, mainly in terms of punctuality and security, and we have an up-to-date real-time cargo tracking system,” declared Carolos Figueiredo, head of GOL’s cargo division.

Gollog also offers services designed for specific groups of clients, with teams engaged in creating solutions for managing deadlines and enhancing cargo security. “We attempt to find the most intelligent means possible of adapting our extensive network to the scheduling of events, the delivery of perishable goods, and the handling of fragile cargo, electronics items, and  other types of order in the various business areas. We do our best to offer a personalized service, which makes us unique in the market," added Figueiredo.

In 2010, Gollog opened a new terminal in Congonhas airport, in the city of São Paulo. The new installations are part of GOL’s strategy of increasing Gollog’s competitiveness, in addition to offering low costs and attractive prices.

“Our goal for 2011, is to reach 144 units and cover up to 3,000 cities. We are seeking entrepreneurial partners with a knowledge of logistics who relate to the nature of our operations in order to open new franchises in locations that are in line with our business profile”, explained Figueiredo.

According to Gollog’s head, the list of interested parties is extensive, given the cargo sector’s growth prospects. “We are growing faster than the market average and have several sources of leverage. From now on, we will be enhancing our products and services and expanding our network through the opening of new franchises.”

Contact
Investor Relations
Leonardo Pereira –CFO
Rodrigo Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe): Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.